Filed by Oaktree Strategic Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income Corporation

Commission File No. 814-01013

On November 19, 2020, Oaktree Strategic Income Corporation (“OCSI”) held a conference call to discuss OCSI’s financial results for the quarter and year ended September 30, 2020. The conference call contained information regarding OCSI’s proposed merger with Oaktree Specialty Lending Corporation (“OCSL”). The following are excerpts from the transcript of OCSI’s November 19, 2020 conference call discussing OCSI’s proposed merger with OCSL.

Before I turn the call over to Armen, I wanted to highlight OCSI’s plan to merge with and into Oaktree Specialty Lending Corporation, an affiliate business development company that’s also managed by Oaktree. We believe this merger represents a great opportunity for shareholders of both OCSI and OCSL. It will create a larger, more scaled BDC that we expect will have increased trading liquidity. The merger could potentially broaden the combined company’s shareholder base, and it may improve access to lower cost sources of debt. We also anticipate that it will drive NII accretion over both the near and long term, benefiting shareholders.

We believe now is the right time to move forward with this merger. Both portfolios are in great shape and our transition out of non-core assets that we’ve been working on since 2017 is nearly complete. As you know, we have also focused on defensively positioning both portfolios by lending to more diversified businesses with little exposure to cyclical industries, companies that we believe will be resilient through the pandemic. We appreciate all the support that we have received to date.

In terms of next steps, we anticipate filing the N-14 joint proxy statement in the coming weeks and expect the transaction will close in the first calendar quarter of 2021, subject to shareholder approval and satisfaction of the closing conditions as outlined in the merger agreement.

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We are also looking forward to the pending merger with OCSL as we believe that this combination benefits both shareholders through scale, portfolio diversity and expected earnings accretion.

We are excited about the future for the combined company and remain confident that we will continue to identify new attractive risk-adjusted investment opportunities that are consistent with Oaktree’s disciplined risk controlled approach, enabling us to deliver improved returns to our shareholders.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of OCSI with and into OCSL. The forward-looking statements may include statements as to: future operating results of OCSI and OCSL and distribution projections;

business prospects of OCSI and OCSL and the prospects of their portfolio companies; and the impact of the investments that OCSI and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OCSI and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of OCSI and OCSL or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OCSI’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OCSI’s and OCSL’s publicly disseminated documents and filings. OCSI and OCSL have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OCSI and OCSL undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OCSI and OCSL in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OCSI and OCSL plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and OCSL plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OCSL. The Joint Proxy Statement and the Registration Statement will each contain important information about OCSI, OCSL, the Mergers and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSI AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE

DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCSI, OCSL, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com.

Participants in the Solicitation

OCSI, its directors, certain of its executive officers and certain employees and officers of Oaktree Fund Advisors, LLC and its affiliates (“Oaktree”) may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSI is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on January 13, 2020. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on January 13, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSI and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus, an advertisement, an offer to sell or a solicitation of an offer to purchase any securities in OCSI, OCSL or in any fund or other investment vehicle managed by Oaktree.

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